EX-99.77D: Policies with respect to security investment

(g)(1) Effective July 31, 2010, the Diversified Growth Portfolio’s investment strategy was changed from investing, under normal circumstances, at least 65% of its net assets in equity securities, to investing, under normal circumstances, at least 80% of its net assets in equity securities of large capitalization companies.  At that time, the Portfolio also changed its name to the Large Cap Equity Portfolio.

(g)(2) Effective July 31, 2010, the Focused Growth Portfolio’s investment strategy was changed from investing, under normal circumstances, at least 65% of its net assets in equity securities, to investing, under normal circumstances, at least 80% of its net assets in equity securities of large capitalization companies.  At that time, the Portfolio also changed its name to the Large Cap Growth Portfolio.